SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of May, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

Nokia Press Release, May 14,  2003:

“Nokia applies for listing of stock options of the 1999 and 2001 Plans on the main list of the Helsinki Exchanges”

PRESS RELEASE	1 (1)

May 14, 2003

Nokia applies for listing of stock options of the 1999 and 2001 Plans on the main list of the Helsinki Exchanges

Nokia Board has resolved to apply for listing of the stock options of the Nokia Stock Option Plan 1999 and 2001 not yet listed on the main list of the Helsinki Exchanges to commence on or about the dates indicated below. The resolution covers the following stock option categories:

1999B	June 1, 2003
1999C	June 1, 2003

Each stock option category above entitles to subscribe for four Nokia shares.

2001 A+B	June 1, 2003
2001C 3Q/01	June 1, 2003
2001C 4Q/01	June 1, 2003
2001C 1Q/02	June 1, 2003

2002A+B	July 1, 2003
2001C 3Q/02	October 1, 2003
2001C 4Q/02	January 1, 2004

Each stock option under the 2001 Plan above entitles to the subscription of one Nokia share after the commencement of the share subscription period of the respective stock option category.

The stock options will be transferred into the book-entry system prior to the vesting dates of the stock options under each of the respective stock option category.

More Information:

Nokia

Corporate Communications

Tel: +358 (0) 7180 34900

Fax: +358 (0) 7180 38226

Email: communications.corporate@nokia.com

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2003	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel